McDermott International, Inc.
777 N. Eldridge Parkway
Houston, Texas 77079-4425

P. O. Box 218748
Houston, Texas 77218-8748

(281) 870-5000
Fax: (281) 870-5010

www.McDermott.com
December 13, 2007

Ms. Tracy McKoy
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007 File No. 1-08430.

Dear Ms McKoy:

This letter sets forth the responses of McDermott International, Inc. to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the letter dated November 30, 2007 from Terence O’Brien, Accounting Branch Chief, with respect to our Form 10K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007 (File No. 1-08430).

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. We also acknowledge that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to our filings. In addition, we acknowledge that we may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

For your convenience, the comments contained in your comment letter are set forth below verbatim in plain text. Our responses appear below in italicized text following the copies of your comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	We note your change in accountants from PricewaterhouseCoopers LLP to Deloitte & Touche, LLP. Tell us why you believe the disclosures required by Item 304 of Regulation S-K are not required.

Company Response: The disclosure required by Item 304(a) of Regulation S-K was previously reported (as defined in Rule 12b-2 under the Exchange Act) in our Current Report on Form 8-K dated March 27, 2006 and our Definitive Proxy Statement dated March 31, 2006. As a result and in accordance with Instruction 1 to Item 304, no disclosure in our Form 10-K was necessary. Please note that, in accordance with Item 9 of Schedule 14A, we did include the disclosures required by Item 304 of Regulation S-K in our proxy statement for our 2007 annual meeting of stockholders. In addition, Regulation S-K Item 304(b) was not applicable because the circumstances giving rise to Item 304(b) disclosure did not occur.

Item 1. Business, page 1

2.
We note you present operating income by segment in the Business section of your filing.  This presentation in any context other than the SFAS 131 required reconciliation in the footnotes to the consolidated financial statements is considered a non-GAAP financial measure.  Please revise future filings to exclude operating income by segment.  See Question 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”.

Company Response: We have presented operating income by business segment based on our understanding of Regulation S-K Item 101(b), which requires us to report for each segment, revenues for external customers and a measure of profit and loss.  We have included operating income in the notes to the financial statements under SFAS 131 and it has been our practice to use this information as the basis for comparative period discussions in our MD&A as allowed by Regulation S-K Item 303(a).  In accordance with Question 18 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” we would conclude segment disclosures presented in accordance with SFAS 131are not Non-GAAP financial measures.  In accordance with Question 19 of the same Q&A, we present the same information in the table in the first discussion of  segment information in the Business section on page 1 of Item. 1 as we do in the SFAS 131 required information in the notes to our consolidated financial statements and we have included a note reference in the table as well as in the paragraph preceding the table referring readers to the SFAS 131 – required information in the footnote to the company’s consolidated financial statements to our consolidated form 10-K.  Therefore in accordance with question 21, we believe our presentation is in the “context” of SFAS 131 as allowed for in the guidance provided in Question 19.  In addition, we feel the information is useful to readers of our filings.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

3.
Your results of operations, as well as the results of operations discussion included in your Form 10-Q’s, discusses two or more factors that contributed to year over year changes in line items, however your discussion should also quantify each of the factors.  In this regard, you disclose that Offshore Oil and Gas revenues increased due to increased activities in the Middle East region offset by a decrease in fabrication activities.  Your disclosure should further explain the nature of the “activities” and quantify each of the factors that contributed to the year over year increase.  Refer to FRR No. 36 – 501.04.

Company Response: In future filings we will quantify factors and explain activities contributing to material year over year line item changes.

Liquidity and Capital Resources, page 42

4.
We note from your disclosure on page 13 that five of the eight contracts to supply supercritical, coal-fired boilers and selective catalytic reduction systems as part of TXU Corp’s solid-fuel power generation program have been suspended.  Please tell us and disclose, in future filings, the impact, if any, management expects the suspension of these contracts and/or the continuation of the remaining three units to have on liquidity and operating results in future periods.  Refer to Item 303(a) of Regulation S-K.

Further tell us whether or not the Company has been reimbursed in full for the suspension of the five units by TXU and whether or not the Company anticipates any further exposure with regards to these units.  It appears that you have recognized approximately $260 million in revenue during the six months ended June 30, 2007.  Tell us what this revenue relates to and your basis in the accounting literature for recognizing the revenue.

Company Response: The five contracts to supply supercritical, coal fired boilers and selective reduction systems to TXU were formally cancelled by execution of a Termination and Settlement Agreement dated April 13, 2007 between one of our subsidiaries, The Babcock & Wilcox Company (“B&W”), and TXU Generation Development Company, LLC. (“TXU”). We were in active negotiations with TXU at the filing of our December 31, 2006 Form 10-K, and the settlement was not sufficiently resolved to allow us further disclosures in our 2006 Form 10-K. We did make additional disclosures concerning our settlement with TXU in Item 2 in our March, June and September 2007 Form10-Q’s. B&W received cash payments totaling $243 million from TXU in consideration for cancellation of these five contracts. We do not expect the termination of the five cancelled contracts to have a material adverse impact on our results of operations or cash flows in future periods. Backlog in our Power Generation Systems segment at September 30, 2007 is substantially the same as June 30, 2006, which was the period in which we originally recorded the TXU contracts in our backlog. B&W’s liquidity position remains strong and we expect our Power Generation Systems segment to continue producing strong operating profits in 2008 and 2009.In addition, as disclosed in our September 30, 2007 10-Q, B&W continues to fulfill its contracts to supply the three units not covered by the Termination and Settlement agreement. The value of these units in our backlog totaled approximately $325 million at September 30, 2007 and B&W will recognize revenue and costs on these contracts under percentage-of-completion accounting.

The $243 million payment TXU made referenced above completes the obligations between B&W and TXU for the cancelled units. As of September 30, 2007, B&W has accrued its best estimate of total costs and amounts owed to its various sub-contractors and vendors in relation to the termination. It is possible that these estimates will change in the future but we do not expect such changes to be material.

B&W recognized revenue totaling $243 million in conjunction with the termination settlement on the five terminated contracts. This $243 million of revenue recognition equals the amount TXU paid B&W under the terms of the Termination and Settlement agreement referenced above. B&W accounted for this termination payment in a manner similar to a claim. The basis for B&W’s revenue recognition is under the guidelines of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 81-1 (“SOP 81-1”) par. 65 on Claims. Paragraph 65 states “claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated costs.” Under the guidance in par. 65, recognition of amounts of additional contract revenue relating to a claim is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reasonably estimated. For these two criteria to be met, all of the following conditions must exist:

A contract, or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating there is a reasonable basis to support the claim.

Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in our performance.

Costs associated with the claim are identifiable or otherwise determinable and are reasonable.

Evidence supporting the claim is objective and verifiable and not based on management’s “feel” for the situation.

Based on the above criteria in SOP 81-1 on claims, B&W recognized revenue equal to the agreed upon settlement payment for cancellation of these five contracts as outlined in the Termination and Settlement Agreement.

5.
In your discussion of liquidity you disclose amounts for borrowings and letters of credit.  In future filings please also disclose the amounts available under each instrument, to provide investors with some insight as to whether you have access to additional cash resources to fund operations if the need should arise.

Company Response: The Company notes the Staff’s comment and will adjust our disclosures in future filings. For your information, the following were the amounts available under our facilities at December 31, 2006 and September 30, 2007: In millions of U.S. dollars:

	12/31/2006	9/30/2007

JRM Credit Facility	$251.5	$199.9
BWXT Credit Facility	84.2	87.0
B&W Facility	173.3	185.5
Total	$509.0	$472.4

These amounts are available for borrowings or to meet letter of credit requirements.

6.	In future filings, please disclose the specific material financial covenants for the various credit facilities discussed throughout this section.

Company Response: The Company notes the Staff’s comment and will adjust our disclosures in future filings. For your information, the following was the status of our material financial covenants at December 31, 2006:

	Required	Actual
JRM Credit Facility:
Maximum Leverage ratio	2.50	0.03
Minimum Interest coverage ratio	3.50	47.92
Limitation on Capital expenditures: general	$130 M	$29.7 M
Limitation on Capital expenditures: fab Yards	$40 M	$40 M

BWXT Credit Facility:
Maximum Leverage Ratio	2.0	0.31
Minimum Fixed charge coverage ratio	1.1	2.21
Maximum debt to capitalization	0.40	0.00

B&W Facility:
Maximum Leverage ratio	3.50	1.67
Minimum Interest coverage ratio	3.25	12.92
Limitation on Capital expenditures	$35 M	$22.6 M

Consolidated Statement of Income, page 54

7.
We note that you present Equity in Income from Investees as a component of operating income rather than in other income (expense).  Please tell us why you believe your presentation is more appropriate.  Refer to Rule 5-03(b)(13) of Regulation S-X for guidance.

Company Response: We believe that including Equity in Income from Investees as a component of operating income is the most appropriate presentation because our investees are a vital part of our procurement, production, and distribution functions. Also, we actively provide operation, management and technical support services to these operations, and we consider these operations to be integral to our business.  Although we do not control any of our equity method investees, we have significant influence over their operations and are not passive investors. We have significant intercompany transactions with our investees, and our investees provide an extension of our existing operations by providing additional capacity and critical functions. In addition, Regulation S-X Rule 5-03(b)(13) states “if justified by the circumstances, this item may be presented in a different position.” We believe that, based on our circumstances, including Equity in Income from Investees as a component of operating income is the fairest presentation of this item on our Consolidated Statements of Income.

Note 10 – Contingencies and Commitments, page 86

Citgo Litigation and Settlement, page 88

8.
Please tell us and disclose in future filings the gross amount of your probable loss contingency you believe is probable and estimable separate from any potential gain contingency as of December 31, 2006 related to the Citgo litigation and settlement.  We remind you that an accrual for this loss contingency is required under SFAS 5 and is to be determined independently from any potential gain contingency from insurance recoveries you believe is probable.

Company Response: At December 31, 2006 the gross amount of our probable loss contingency that we believed was probable and estimable relating to the Citgo litigation separate from any gain contingency was $10 million. In accordance with SFAS 5, B&W accrued a total of $10 million at December 31, 2006 following the final terms of its Citgo litigation settlement reached in February 2007.

Other, page 90

9.
We note your disclosure that one of B&W’s Canadian subsidiaries has received notice of a possible warranty claim on one of its projects and at this time, B&W’s subsidiary is analyzing the facts and circumstances surrounding this issue.  We further note that the status and related disclosure has not changed since your 2005 Form 10-K.  Please tell us and disclose the status of this possible claim and whether or not you have recorded a provision in your warranty accrual for this claim.  In this regard we note that the warranty provision of $32.4 million recorded in 2006.  To the extent the warranty provision recorded in 2006 provision does not relate to this claim, tell us why the provision was so significant.

Company Response: The notice of a potential warranty claim against one of B&W’s Canadian subsidiaries relates to technical issues concerning components related to nuclear steam generators. B&W’s subsidiary first received notice from its customer in April 2005 that a general condition described as tube fretting (which is the loss of the walls on the tubes inside the generator) was greater than anticipated. This particular power plant contains six nuclear steam generators which were designed, fabricated and delivered by B&W’s subsidiary. Data collection and analysis, which can only be performed at specific time periods when the power plant is scheduled to be off-line for maintenance, is continuing. These tests require detailed engineering study and comprehensive analysis. Based upon a second set of test results performed in the fall of 2006, a  provision to B&W’s warranty accrual was made in the year ended December 31, 2006 for this issue, and as of September 30, 2007 this accrual has not changed significantly. B&W is continuing its detail analysis regarding the issues surrounding this potential claim and we will update our future disclosures accordingly. B&W is also continuing to have discussions with its customer on all aspects of this issue, and there is no indication the customer intends to commence legal action.  The majority of our remaining provision for warranty is principally related to our Power Generation Systems segment and, as outlined in our critical accounting policies in Part II of our 2006 Form 10-K, is based on revenue recognized by product line. A percentage of revenue recognized by individual product line is accrued to warranty expense based on our past history of warranty claims and management judgment concerning future costs of materials and labor in a manner that is consistent with our past practices.

Note 12 – Risks and Uncertainties, page 91

10.
With regards to the $28 million note receivable due from the joint venture in Mexico, please tell us how you determined that this receivable, which has been outstanding since 2004, is collectible and a write off is not necessary.

Company Response: The $28 million accounts and note receivable due from our Mexican joint venture is the gross amount of accounts and note receivable owed to us. We had a provision for doubtful accounts against this amount totaling approximately $16 million, leaving our net receivable exposure at approximately $12 million, which was our estimated net realizable value as of December 31, 2006. We determined this allowance for uncollectible accounts receivable based on the age of the receivables outstanding, our experience in collection of prior accounts receivable from this joint venture, and our best judgment based on the liquidity issues this joint venture was experiencing. In November of 2007, we collected the $12 million net amount.

Form 10-K/A for the Year Ended December 31, 2006

Schedule I

11.
We note the inclusion of your Schedule I which is typically filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  Please tell us where you have included the disclosures required by Rule 4-08(e)(3).  To the extent you have not included this information, please revise future filings to describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the parent company in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.) and disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

Company Response: The Company notes the Staff’s comment and will adjust our disclosures in future10-K filings. We do disclose in Note 5 to our Financial Statements that “our subsidiaries are generally restricted, as a result of covenants in debt instruments, in their ability to transfer funds to MII and its other subsidiaries through cash dividends or through unsecured loans or investments.” In future 10-K filings we will disclose separately the amount of restricted net assets as of the end of the most recently completed fiscal year.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 3 Income Taxes, page 10

12.
We note your disclosure regarding the $70 million of unrecognized income tax benefits as well as accrued interest and penalties of $27 million.  Please revise future filings to clarify where you have classified these items on your balance sheet and tell us how your classification complies with paragraph 17 of FIN 48.

Further tell us how you have considered the sufficiency of your contractual obligation table in your Form 10-K in light of these unrecognized tax benefits.  Note that a narrative disclosure should be provided for any material effects of FIN 48 liabilities on the prior year end table of contractual obligations based on Instruction 7 to Regulation S-K Item 303(b) in your interim periods.  Please revise future filings accordingly.

Company Response: For the first quarter of 2007 we had approximately $28 million of unrecognized income tax benefits reflected in our U.S. and foreign income taxes payable, and an additional $7 million in our Accrued liabilities – other, with the remainder of our unrecognized income tax benefits included in Other liabilities. In accordance with paragraph 17 of FIN 48, the amount of unrecognized tax benefits included in U.S. and foreign income taxes payable is expected to be resolved within 12 months of the reporting date.  We will supplement future disclosures to incorporate this change. We will revise our future 10-K filings to include our liability for unrecognized tax benefits in the tabular disclosure of contractual obligations to the extent we can make reasonably reliable estimates about the period of cash settlement of this liability. To the extent any FIN 48 liabilities are excluded from the contractual obligations table or included in an “other” column, a footnote to the table will disclose the amounts excluded and the basis for such exclusion.

If you have any questions or require additional information, please contact the undersigned at 281-870-5470.

Very truly yours

/s/ Michael S. Taff
Senior Vice President and Chief Financial Officer

Cc Terence O’Brien: Accounting Branch Chief

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